Exhibit (C)(2)

barnesandnoble.com inc. PRESENTATION TO THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS CONFIDENTIAL | JANUARY 8, 2004 THESE MATERIALS MAY NOT BE USED OR RELIED UPON FOR ANY PURPOSE OTHER THAN AS SPECIFICALLY CONTEMPLATED BY A WRITTEN AGREEMENT WITH CREDIT SUISSE FIRST BOSTON. PRELIMINARY | SUBJECT TO FURTHER REVIEW AND EVALUATION

Table of Contents 1. Overview 2. Financial Analyses 3. Appendix

1. Overview

Purpose of the Meeting To review the proposal by Barnes & Noble, Inc. (the "Parent" or "BKS") to acquire all of the Class A shares of barnesandnoble.com inc. (the "Company" or "BNBN") that it does not currently own To outline our analyses CSFB opinion

Overview of the Proposed Transaction The proposed transaction contemplates that Class A shareholders (other than the Parent) of the Company would receive $3.05 in cash per share

Overview of the Offer: Terms On November 7, 2003, the Parent announced its proposal to acquire all of the Class A shares of the Company that it does not currently own The original offer contemplated that Class A shareholders (other than the Parent) of the Company would receive $2.50 in cash per share The proposed transaction contemplates that Class A shareholders (other than the Parent) of the Company would receive $3.05 in cash per share The proposed purchase price of $3.05 per BNBN share implies: An 8.9% premium to the price that Bertelsmann received on July 29, 2003 ($2.80) A 35.6% premium to the price on November 6, 2003 ($2.25), the day before the offer A 5.2% premium over the prior day's closing price ($2.90) Transaction is subject to customary closing conditions Following the transaction, the Company would become a wholly owned subsidiary of the Parent and the BNBN shares would be delisted from the NASDAQ

BNBN Stock Price Performance One Year Stock Price Performance One Year Relative Stock Price Performance July 29: BKS announced agreement with Bertelsmann to acquire all of Bertelsmann's interest in BNBN Sept. 15: BKS completed its acquisition of Bertelsmann's stake Nov. 7: BKS announced proposal to acquire BNBN shares it did not own for $2.50 in cash (1) E-Commerce Index includes: Amazon, Drugstore.com, EBAY, Interactive Corp, Netflix, 1-800 Flowers.com, Overstock.com and Priceline.com. (2) Book/Video/Music Retailers Index includes: Best Buy, Blockbuster, Borders Group, Circuit City, and Hollywood Entertainment. (2) (1) 130.2% 85.7% 83.8% 79.8% 21.0%

Trading Distribution Analysis Source: FactSet Research Systems and company filings. Note: There were 48.3 million class A shares outstanding as of January 7,2004, of which 4.1 million were held by Barnes and Noble and 2.8 million were held by directors and management. (1) Based on transaction price as of January 7, 2004. One Year Stock Price Trading Distribution Six Month Stock Price Trading Distribution Total Volume Traded/Public Float: 303.0% Total Volume Traded/Public Float: 183.1% Proposed Transaction Price (1) $3.05 Proposed Transaction Price (1) $3.05

2. Financial Analyses

Summary of Analysis Discounted cash flow analysis Synergies analysis Comparable companies analysis Comparable acquisitions analysis Squeeze-out premium analysis

Valuation Summary Transaction: $3.05 Implied 2003E Sales Multiple 0.47x - 0.73x 0.04x - 0.07x 1.09x - 1.68x 0.50x - 1.25x 0.79x - 1.38x (1) Note: Analysis is based on 163.3 million shares outstanding (assuming the conversion of all membership units) and 8.5 million options with a weighted average exercise price of $1.26 and net debt of $47 million. Analysis does not assume synergies of $0.05 per share (see page 16). (1) Assumes LTM sales multiple range of 0.80x to 1.40x.

Historical Financial Performance (2) (1) (1) Includes Fatbrain as if acquired in January 2000. (2) Projections as per Management Case.

Discounted Cash Flow Analysis Reviewed the public filings of BNBN Reviewed and analyzed BNBN Management's forecasts (2003-2006) Discussed key assumptions with Management Compared key assumptions with historical performance Followed BNBN Management guidance to extrapolate forecasts beyond 2006 Based on guidance from BNBN Management, constructed two sensitivity cases ("Increased Competition Case" and "Growth Case"): Increased Competition Case Negative sales growth and lower gross margins in 2004-2005 due to increased competitive pressures Higher promotional and marketing spending in response to heightened competition, resulting in improving sales and margin levels in 2006 and thereafter (albeit at lower levels than Management Case) Growth Case Sales growth in line with the total growth of the online book industry Higher gross margin vs. Management Case, commensurate with greater scale Higher marketing, merchandising and customer service to support the higher sales growth

Discounted Cash Flow Analysis (cont'd) Projected Financial Data Indicative Discounted Cash Flow Valuation Management Case

Discounted Cash Flow Analysis (cont'd) Projected Financial Data Indicative Discounted Cash Flow Valuation Increased Competition Case Projected Financial Data Indicative Discounted Cash Flow Valuation Growth Case

BKS has identified the following potential sources of synergies: Elimination of annual public company expenses ($2.5 million) Synergies Analysis Assuming no future growth in public company expenses, a tax rate of 38% and a discount rate of 17.5% (mid-point of the DCF range), the cost savings have a net present value after-tax of ~$9 million ($0.05 per share including all shares, or $0.20 per BNBN share not owned by BKS) Other synergies were mentioned but not quantified Revenue synergies Brand-enhancement synergies Marketing synergies Integration savings

Sensitivity Analysis (1) Assumes the midpoint of the DCF range (a terminal multiple of 14.0x and a discount rate of 17.5%). (2) Assumes 171.8 million diluted shares outstanding.

Comparable Companies Analysis

Comparable Acquisitions Analysis ($ in millions) (1) Figures represent the implied value of the transaction if BKS purchased 100% of the Company.

Squeeze-Out Premium Analysis Squeeze-Out Transactions (1998-Present) Indicative BNBN Purchase Price

3. Appendix

Overview of the Offer: Stated Rationale BKS has stated the following rationale for this transaction: Acquiring public float of BNBN will eliminate ongoing issues regarding: Continued corporate governance Affiliated party transactions Illiquid, micro-capitalization Governance & Trading Tax Savings Theoretical Savings Carry forward and utilization of BNBN's NOLs (subject to section 382 limitation) PV of tax savings of $20.4 million, or $0.51 per BNBN share not already owned by BKS BKS only needs to own 80% of BNBN in order to realize these tax benefits Other synergies were mentioned but not quantified: Elimination of separate, redundant public company costs Revenue synergies Brand-enhancement synergies Marketing synergies Integration savings

Overview of the Bertelsmann Transaction Premium Analysis Implied Valuation Consideration of Offer $164 million equity purchase price $82.2 million in cash $82.0 million in the form of a promissory note 5.0% coupon Due November 15, 2004 Callable anytime at par On July 29, 2003, BKS announced that it reached an agreement with Bertelsmann AG to acquire all of Bertelsmann's stake in BNBN and barnesandnoble.com llc for $164 million in a combination of cash and notes, equivalent to $2.80 per share. Impact on barnesandnoble.com Ownership Economic Ownership Before Transaction Current Note: Ownership does not reflect options.

44,141,587 Class A Current Ownership Profile of barnesandnoble.com llc Summary Ownership Profile (1) barnesandnoble.com inc. HoldCo Barnes & Noble, Inc. barnesandnoble.com llc OpCo 29.4% Economic Ownership 115,000,000 Membership Units 70.6% Economic Ownership Summary Organization Structure (1) Other Shareholders 4,138,500 Class A 1 Class B 1 Class C (1) Excludes all options outstanding and 4,158,088 shares of BNBN issued to barnesandnoble.com llc in connection with the merger with Fatbrain.com, LLC.

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